SIDLEY AUSTIN llp 787 SEVENTH AVENUE NEW YORK, NY 10019 (212) 839 5300 (212) 839 5599 fax jmunsell@sidley.com (212) 839-5609	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON LOS ANGELES FOUNDED 1866	NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

October 28, 2010

Laura E. Hatch Staff Accountant United States Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549

Re:  Pre-Effective Amendment No. 1 to Registration Statement on Forms N-2 filed October 15, 2010 for Ironwood Multi-Strategy Fund LLC, Registration No. 333-169126; 811-22464 and Ironwood Institutional Multi-Strategy Fund LLC Registration No. 333-169122; 811-22463

Dear Ms. Hatch:

Thank you for your comments regarding the initial Pre-Effective Amendments (the “Pre-Effective Amendments”) filed on October 15, 2010 by Ironwood Multi-Strategy Fund LLC (the “Fund”) and Ironwood Institutional Multi-Strategy Fund LLC (the “Master Fund”) to the registration statements for each of the Fund and the Master Fund initially filed August 31, 2010 on Form N-2.  On behalf of the Fund and the Master Fund, we hereby respond to certain comments provided by you to Benson R. Cohen by telephone on October 20 and October 26.  Each of your comments is set forth below in italics, with our response immediately following.  Capitalized terms used but not defined in this letter have the meaning given to them in the Pre-Effective Amendments.

1.           In discussion with Mr. Cohen on October 26, 2010, you indicated that the gross expense ratio should be included in the table included under the section of each Pre-Effective Amendment entitled “Summary of Fund Expenses” and that we should separately include a line item illustrating application of the Expense Limitation Agreement and the resulting Net Annual Expenses.

Response:

The Fund and the Master Fund have revised the table in accordance with your comments.

2.           In discussion with Mr. Cohen on October 20, 2010, you indicated that the amounts listed in the examples of expenses incurred by an investor (the “Expense Tables”) did not appear to reflect a reduction of the initial $1,000 investment to $980 as a result of the imposition of the maximum 2.00% Sales Charge.

October 28, 2010

Response:

The Fund and the Master Fund have revised the Expense Tables in accordance with your comments.

3.           In discussion with Mr. Cohen on October 26, 2010, you indicated that it would not be appropriate to assume that the expense ratio would decrease between years 5 and 10 and that, instead, the Fund and the Master Fund should assume a constant expense ratio for all years referenced in the Expense Tables.

Response:

In response to your comment, the Fund and the Master Fund have each revised its respective Expense Table to assume in years 1 through 5 that:

•	the Fund had a gross expense ratio of 5.10% and a net expense ratio of 4.97%;
•	the Master Fund had a gross expense ratio of 4.75% and a net expense ratio of 4.62%; and
•	Ironwood will either waive fees or reimburse expenses of each of the Fund and the Master Fund in an amount equal to 0.13% per annum.

For years 6 through 10, the Fund and the Master Fund have continued to assume the aforementioned gross expense ratios but have assumed that Ironwood will not waive fees or reimburse expenses.  For all years presented, the Expense Tables assume that the Fund and the Master Fund each sold the full $300 million of Units for which registration has been sought in their respective initial year of offering.

* * *

Please note that each of the Fund and the Master Fund are filing their respective Pre-Effective No. 2 to registration statement concurrently with the filing of this letter.

If you have any further questions or comments, please do not hesitate to call me at (212) 839-5609 or call my colleague, Benson R. Cohen, at (212) 839-7317.

Very truly yours,

/s/ James C. Munsell
James C. Munsell

[Enclosures]
cc:           Jonathan Gans
Alison Sanger